United States securities and exchange commission logo





                            October 25, 2021

       Patrick C. Eilers
       Chief Executive Officer
       Power & Digital Infrastructure Acquisition Corp.
       321 North Clark Street, Suite 2440
       Chicago, IL 60654

                                                        Re: Power & Digital
Infrastructure Acquisition Corp.
                                                            Amendment No. 1 to
Registration Statement on Form S-4
                                                            Filed October 4,
2021
                                                            File No. 333-258720

       Dear Mr. Eilers:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 13, 2021 letter.

       Amendment No.1 to Registration Statement on Form S-4 filed October 4,
2021

       Unaudited Pro Forma Condensed Combined Financial Information
       2. Historical Core Scientific, Blockcap Acquisition and Convertible Note Issuance
       Adjustments to Unaudited Pro Forma Combined Core Scientific and Blockcap Statements of
       Operations, page 108

   1. We note under Other adjustments, footnote (e), in connection with your assessment of a
                                                        0% effective tax rate
you expect the combined entity to have losses for the foreseeable future. Please explain
in this footnote your basis for this expectation, including your consideration of the
timing of the conversion of the convertible debt and any synergies from the acquisitions.
In this regard, we note pro forma operating income for the six months ended June 30,
2021 was largely offset by interest related to convertible debt.
 Patrick C. Eilers
Power & Digital Infrastructure Acquisition Corp.
October 25, 2021
Page 2
5. Earnings per Share, page 112

2. Regarding adjustment (3), please disclose the unrecognized compensation expense related to 92,080,000 RSUs for which the performance condition has not been met, the nature of the performance condition, and the expected timing of the expense recognition. Likewise, please disclose the unrecognized compensation expense related to the 9,037,500 RSUs held by a former employee, the nature of the transaction-based vesting condition, and the expected timing of the expense recognition.
Information About Core Scientific
Power Providers and Facility Developments, page 154

3. We note your responses to prior comments 14 through 19 regarding your carbon-offset program and how you spend $1.6 million to offset the carbon emissions generated by your mining rigs through renewable energy credits. Please provide specific information as to how much carbon emissions you generate, the amount of renewable and total energy you require, and how much each of the renewable energy credits offsets, either in carbon emissions or other power-related measures. Further, please quantify the costs of your non-renewable source of energy annually to provide context for the amounts of funds you spend for the offset renewable energy credits.
Core Scientific
Notes to Unaudited Consolidated Financial Statements
2. Summary of Significant Accounting Policies
Digital Assets, page F-86

4. We note your response to comment 29. In light of your significant holdings of bitcoins as of the end of the third quarter, please tell us and disclose on page F-86 and elsewhere, as applicable, any changes in your policy of selling all digital assets and converting them into fiat currency shortly after they are mined.
Blockcap, Inc.
Notes to Unaudited Condensed Financial Statements
10. Subsequent Events
Investing, page F-134

5. If material, please disclose the underlying dollar value of the crypto-based loan
FirstName LastNamePatrick C. Eilers
       transactions with NYDIG. In future filings, please disclose the related interest and income
Comapany
       taxesNamePower
             paid, along &  Digital
                          with      Infrastructure
                               the dollar          Acquisition
                                          value of these       Corp.
                                                         non-cash investing
activities in your
OctoberStatements   of Cash
         25, 2021 Page   2 Flows. Refer to ASC 230-10-50-2 and 3.
FirstName LastName
 Patrick C. Eilers
FirstName  LastNamePatrick    C.Acquisition
                                 Eilers
Power & Digital   Infrastructure             Corp.
Comapany
October  25,NamePower
             2021         & Digital Infrastructure Acquisition Corp.
October
Page  3 25, 2021 Page 3
FirstName LastName
General

6. Please describe your relationship, including material commercial relationships, with
         NYDIG and clarify whether you will continue to enter into digital asset-denominated loan transactions with NYDIG as part of your ongoing business strategy or other revenue optimization strategies. Please describe any material business and regulatory implications of such activity, such as compliance with the federal securities laws. You may contact Kathryn Jacobson, Senior Staff Accountant, at (202)
551-3365 or
Robert Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Staff
Attorney, at (202) 551-3297 or Kathleen Krebs, Special Counsel, at (202) 551-3350 with any other questions.




                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of
Technology
cc:      Debbie Yee, Esq.